January 13, 2015

VIA EDGAR TRANSMISSION

Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Nixon:

On October 14, 2014, the Registrant, on behalf of its series, the ACM Dynamic Opportunity Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on November 20, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

General Comments

Comment 1.  Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff.  Please include Tandy Representations in your response letter.

Response.  Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Representations are included below.

Fund Summary

Comment 2.  Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response. The Registrant so confirms.

261928.1

Comment 3. Please add disclosure after the second sentence of the last paragraph in “Principal Investment Strategies,” to explain what is meant by the second sentence.

Response. The Registrant has revised the last paragraph in “Principal Investment Strategies” as follows:

“The use of short positions or “hedges” is designed to adjust the overall net exposure of the portfolio to limit the downside exposure of the portfolio to declines in the overall market.  The net long exposure of the portfolio can fluctuate anywhere between 0% long and 100% long.  A portfolio’s net exposure is the percentage of assets invested in long positions minus the percentage of assets invested in short positions (hedges).  For example, if the portfolio is 50% invested in long positions while simultaneously being 50% invested in short positions (hedges), the net long exposure would equal zero percent. The Advisor monitors 5 broad market indexes and several key moving averages.  Short positions will be will be taken as these broad market indexes drop below certain moving price averages for the security as identified by the Adviser.”

Comment 4. Please confirm supplementally that the term “adviser” is spelled consistently throughout.

Response. The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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